1801 California Street, Suite 5200 Denver, Colorado 80202

March 17, 2017

VIA EDGAR CORRESPONDENCE

Ms. Sally Samuels

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (the “Registrant”)

(File Nos. 033-02659; 811-04556)

Dear Ms. Samuels:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the post-effective amendment to the Registrant’s Registration Statement on Form N-1A (the “Amendment”) (Accession Number: 0001193125-17-011323) filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) under Rule 485(a) of the Securities Act of 1933, as amended (the “1933 Act”), on January 17, 2017 to register Class T1 and T2 shares of Transamerica Large Cap Value, a series of the Registrant (the “Fund”). The Staff’s comments were conveyed to the Registrant by telephone on February 22, 2017, and on March 14, 2017.

1.	Fees and Expenses – Annual Fund Operating Expenses: Please explain supplementally the reason for including a footnote to the “Other expenses” line item noting expenses are based on estimates for the current fiscal year when the Fund is not a new fund. Please delete the footnote unless there is a new component of the “Other expenses” line item that would differ from existing share classes.

Response: The footnote has been removed in response to the Staff’s comment.

2.	Performance: Please consider supplementing the following disclosure in order to clarify the reference to “any limitation”: “Absent any limitation of the fund’s expenses, total returns would be lower.” The Staff notes that Class A shares are more expensive that Class T1 and T2 shares, and believes this disclosure could be confusing to shareholders.

Response: In response to the Staff’s comment, we confirm that Class A shares are more expensive than Class T1 and T2 shares. Additionally, we have revised the disclosure to read as follows:

“Class T1 and Class T2 shares of the fund are newly offered. The past performance information shown below is for Class A shares, which are not available through this prospectus. Although Class T1 and Class T2 shares would have similar annual returns to Class A shares because the classes are invested in the same portfolio of securities, the returns for Class A shares will vary from Class T1 and Class T2 shares because Class T1 and Class T2 shares have lower expenses. Performance information for ClassT1 and Class T2 shares will be included after the share classes have been in operation for one complete calendar year.

Absent any applicable fee waivers and/or expense limitations, performance (as set out in the bar chart below) would have been lower”.

3.	Appendix: To the extent the Registrant has arrangements with intermediaries that provide sales charge discounts and/or waivers in place, please add them to an appendix, including all relevant information, as applicable, consistent with IM Guidance Update 2016-06.

Response: Presently no such arrangements with intermediaries apply for Class T1 and T2 shares, however, it is intended for an appendix to be included with additional disclosure of available waivers and/or discounts from intermediaries when arrangements are put in place.

4.	Distribution of Shares: Please consider moving the information from under the heading “Distribution Plan” to the “Choosing a Share Class” section as required by Instruction 3(c) to Item 12(a)(1) in order to consolidate the related disclosure regarding sales loads.

Response: We feel that the “Distribution Plan” section is properly placed. Nonetheless, in response to the Staff’s comment, we will plan to relocate the section in the next annual update.

5.	Additional Information about Fundamental Investment Policies: Please explain the types of investments that will not be considered to be ‘members of an industry,’ and therefore excluded from consideration under the Funds’ concentration policy. The Staff notes that the concentration test is based on industry, and not on country.

Response: We will consider the additional guidance provided by the Staff and intend to revise the additional information about the concentration policy in the next annual update.

6.	Sub-Advisory Fees: The Staff does not believe that the Registrant’s exemptive order includes aggregate fee disclosure. Therefore, please add aggregate compensation paid to each sub-adviser for the past three years or for the length of the sub-adviser’s service, and the method of calculating such compensation. Describe any fee waiver contracts between TAM and any sub-adviser.

Response: The Staff’s comment is noted and we intend to incorporate the requested disclosure in the next annual update.

7.	Rule 485(b)(1)(vii) Template Filing Relief: The Registrant has separately requested Rule 485(b)(1)(vii) template filing relief to enable certain additional series of the Registrant to register Class T1 and T2 shares by filing a post-effective amendment to the Registrant’s Registration Statement pursuant to Rule 485(b) under the 1933 Act. Please confirm that those series have the same 1940 Act and 1933 filing numbers.

Response: We confirm that each additional series shares the same 1940 Act and 1933 Act filing numbers.

8.	Performance: Please include calendar quarter to date information as of March 31, 2017 for the each fund if the post-effective amendment to the Registrant’s Registration Statement is filed after April 1, 2017.

Response: We plan to file the post-effective amendment in advance of April 1, 2017.

9.	Floating Rate Loans: The Staff notes that floating rate loans may not be considered ‘securities’ under federal securities laws. Please revise the applicable risk and strategy disclosure, as appropriate.

Response: We note that this disclosure currently appears in the “loans” risk disclosure in Item We feel that this point is appropriately disclosed to investors within an associated risk disclosure. We will, in response to the Staff’s comment, consider adding such disclosure to the “Floating Rate Loans” risk in the next annual update.

10.	Waivers and/or Reductions of Charges: Please confirm that all information required by paragraph (a)(1) of Item 12 is presented in a clear, concise, and understandable manner; and includes all tables, schedules, and charts as expressly required by paragraph (a)(1) of Item 12 or where doing so would facilitate understanding.

Response: We confirm that the specified information is included.

11.	Appendix: Please confirm that all relevant information is contained in the Appendix. The Staff notes the Appendix appears to indicate additional information may be available and is not included.

Response: We refer the Staff to the response for comment 3.

12.	Appendix: Please confirm that all disclosure in the Appendix comes from information found in the prospectus, consistent with IM Guidance Update 2016-06.

Response: We refer the Staff to the response for comment 3.

13.	Appendix: Please define the term ‘fund family’ as it is used in the Appendix.

Response: We refer the Staff to the response for comment 3.

14.	Appendix: Please define the term ‘level-load’ as it is used in the Appendix.

Response: We refer the Staff to the response for comment 3.

Please call (832) 945-5596 with any questions.

Very truly yours,

/s/ Cathleen M. Livingstone
Cathleen M. Livingstone
Manager, Registered Products and Distribution
Transamerica Asset Management, Inc.